UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

FTD Companies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30281V108

(CUSIP Number)

Jeffrey C. Kirwood

1464 Aspen Grove Lane

Vail, CO 81657

(970) 300-4327

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30281V108

1.	Names of Reporting Persons FTD 50 LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,401,004

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,401,004

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by The Reporting Person 3,401,004

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 12.0% (1)

14.	Type of Reporting Person (See Instructions) OO

(1)   This calculation is based on 28,322,610 shares of common stock of the Issuer outstanding as of March 6, 2019, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed by the Issuer with the SEC on March 18, 2019.

1.	Names of Reporting Persons Jeffrey C. Kirwood

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,401,004

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,401,004

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by The Reporting Person 3,401,004

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 12.0% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) This calculation is based on 28,322,610 shares of common stock of the Issuer outstanding as of March 6, 2019, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed by the Issuer with the SEC on March 18, 2019.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. )

Statement of

FTD 50 LLC

and

JEFFREY C. KIRWOOD

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

FTD Companies, Inc.

Item 1.   Security and Issuer

The class of securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.0001 per share (the “Common Stock”), of FTD Companies, Inc., a Delaware corporation (the “Issuer” or “FTD”). The Issuer’s principal executive offices are located at 3113 Woodcreek Drive, Downers Grove, IL 60515.

Item 2.   Identity and Background

(a) – (c), (f)

This Statement is being filed by FTD 50 LLC (“FTD 50”), and Jeffrey C. Kirwood (“Mr. Kirwood,” and together with FTD 50, the “Reporting Persons” and each, a “Reporting Person”) to report the acquisition of 3,401,004 shares of Common Stock (the “Transaction”), pursuant to the Stock Purchase Agreement, dated as of May 30, 2019 (the “Stock Purchase Agreement”), by and between FTD 50 and Liberty Interactive LLC (“Liberty”), a wholly-owned subsidiary of Qurate Retail, Inc. The Transaction closed on May 31, 2019 (the “Closing Date”). By virtue of the relationship between FTD 50 and Mr. Kirwood, each Reporting Person may be deemed to beneficially own Common Stock owned by the other.

FTD 50

FTD 50 is formed as a limited liability company under the laws of the State of Colorado. The principal business address of FTD 50 is 1464 Aspen Grove Lane, Vail, CO 81647. FTD 50 is principally engaged in the business of investing.

Mr. Kirwood

Mr. Kirwood is an investor and the sole member of FTD 50. Mr. Kirwood’s address is 1464 Aspen Grove Lane, Vail, CO 81647. Mr. Kirwood is a United States citizen.

(d) – (e)

During the last five years, FTD 50 has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

During the last five years, Mr. Kirwood has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Pursuant to the terms of the Stock Purchase Agreement, FTD 50 acquired 3,401,004 shares of Common Stock (the “FTD Shares”) from Liberty on the Closing Date for an aggregate purchase price of $1.00. The FTD Shares were purchased with working capital.

The information contained in Item 6 of this Statement is incorporated herein by reference.

Item 4.   Purpose of the Transaction

FTD 50 acquired the FTD Shares on the Closing Date pursuant to the Stock Purchase Agreement and intends to hold such shares for investment purposes.

Subject to the foregoing and except as described in Item 6 of this Statement or contained in the agreements incorporated by reference as Exhibits hereto, (i) FTD 50 does not have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D, and (ii) Mr. Kirwood does not have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding anything contained herein, each Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person; developments with respect to the business of such Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

The information contained in Item 6 of this Statement is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

(a)           The Reporting Persons are the beneficial owners of, in the aggregate, 3,401,004 shares of Common Stock, which shares constitute approximately 12.0% of the outstanding shares of Common Stock of the Issuer. The foregoing calculation is based on 28,322,610 shares of common stock of the Issuer outstanding as of March 6, 2019, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed by the Issuer with the SEC on March 18, 2019.

(b)           FTD 50 AND MR. KIRWOOD

1. Sole power to vote or direct vote: 3,401,004

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,401,004

4. Shared power to dispose or direct the disposition: 0

(c)           Other than as disclosed in this Statement, no transactions were effected by the Reporting Persons with respect to the Common Stock during the 60 days preceding the date hereof.

(d)           Not applicable.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer

On May 30, 2019, FTD 50 and Liberty entered into the Stock Purchase Agreement, pursuant to which, on the Closing Date, FTD 50 acquired 3,401,004 shares of Common Stock from Liberty for an aggregate purchase price of $1.00. The foregoing summary of the Stock Purchase Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is incorporated herein by reference and is filed as an exhibit to this Statement.

Item 7.   Materials to be Filed as Exhibits

7(a)         Stock Purchase Agreement, dated May 30, 2019, by and between Liberty Interactive LLC and FTD 50 LLC (incorporated by reference to Exhibit 99.7(f) to Qurate Retail, Inc.’s Schedule 13D/A (Amendment No. 3), filed with the Securities and Exchange Commission on June 3, 2019 (File No. 005-87802)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2019	FTD 50 LLC

	By:	/s/ Jeffrey C. Kirwood
Name: Jeffrey C. Kirwood
Title: Manager

JEFFREY C. KIRWOOD

	By:	/s/ Jeffrey C. Kirwood

INDEX TO EXHIBITS

7(a)

Stock Purchase Agreement, dated May 30, 2019, by and between Liberty Interactive LLC and FTD 50 LLC (incorporated by reference to Exhibit 99.7(f) to Qurate Retail, Inc.’s Schedule 13D/A (Amendment No. 3), filed with the Securities and Exchange Commission on June 3, 2019 (File No. 005-87802)).